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                          December 8, 2021

       Gerard Cremoux
       Chief Executive Officer
       LatAmGrowth SPAC
       590 Madison Avenue, 34th Floor
       New York, NY 10022

                                                        Re: LatAmGrowth SPAC
                                                            Amended
Registration Statement on Form S-1
                                                            Filed December 8,
2021
                                                            File No. 333-261361

       Dear Mr. Cremoux:

              We have limited our review of your registration statement to those issues we have addressed in our comment.

       Amendment No. 2 to Registration Statement on Form S-1 filed December 8, 2021

       Exhibits

   1. We have completed our review of the warrant agreement filed as Exhibit 4.4 to your registration statement
and have no comments. We remind you that the company and its management are
responsible for the accuracy and adequacy of their disclosures, notwithstanding any
review, comments, action or absence of action by the staff.
 Gerard Cremoux
FirstName LastNameGerard Cremoux
LatAmGrowth    SPAC
Comapany8,
December  NameLatAmGrowth
             2021           SPAC
December
Page 2    8, 2021 Page 2
FirstName LastName
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact William Demarest at 202-551-3432 or Robert Telewicz at 202-551-
3438 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael Davis at 202-551-4385 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Bill Nelson